

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

B. Allen Weinstein
President and Chief Executive Officer
Body Central Acquisition Corp.
6225 Powers Avenue
Jacksonville, FL 32217

> **Re: Body Central Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2010**
> **File No. 333-168014**

Dear Mr. Weinstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please note that we may have comments on the non-430A disclosure included in your amended filing.

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Outside Front Cover Page of Prospectus

3. Please provide the information called for by Item 501(b)(8) of Regulation S-K, as applicable. In particular we draw your attention to subpart (i) of that Item.

4. Please revise to indicate whether the Nasdaq Global Market lists the securities offered.

Summary

5. We note your statement that "we operate specialty stores under the Body Central and Body Shop banners, ..." We also note that you have granted The Body Shop a license to use your trademark and that you are not affiliated with that company. Please revise to clarify your statement that you operate under the Body Shop banner.

6. We note your reference to store openings in the third bullet point on page two and elsewhere throughout the prospectus. We also note your disclosure on page 69 relating to the number of stores closed during relevant periods. Please revise your disclosure here and elsewhere to provide a more balanced description of the net number of stores opened during the periods referenced.

The Offering, page 6

7. Please revise your use of proceeds section to address the payments to specified employees.

Summary Consolidated Financial and Operating Data, page 7

8. Please provide pro forma net (loss) income per common share for the fiscal year ended January 2, 2010, in addition to the thirteen weeks ended April 3, 2010. Revise your Selected Consolidated Financial and Operating Data table on page 37 to provide pro forma net (loss) income per common share information for the same periods.

9. We note in footnote (3) that you give effect to transactions other than the conversion of outstanding securities in arriving at pro forma net (loss) income per share. We believe that you should limit the adjustments in arriving at a measure of pro forma net (loss) income per share – in addition to the presentation on your statement of operations - to only the redemption of the Series C preferred stock and repayment of indebtedness under your senior credit facility. Please revise your presentation of pro forma net (loss) income per share accordingly, or tell us why your presentation is appropriate.

Use of Proceeds, page 31

10. We note that you intend to use the proceeds, other than to repay debt and redeem Series C preferred stock, for general corporate purposes. You reference growth of your store base and growth of your direct business as an example of general corporate purposes. We also note your disclosure relating to your "planned expansion" in your risk factor on page 12 relating to the risk of inability to maintain or improve levels of comparable store sales. Please revise to provide further information with respect to the principal purposes for the

use of proceeds.

11. Revise to indicate the dollar amount allocated to working capital and other general corporate purposes.

12. We note your statement that "we intend to use the net proceeds … to repay all outstanding amounts under our term loan facilities of our senior credit facility and pay down any outstanding amounts under our revolving credit facility of our senior credit facility …." We also note you state in the fourth paragraph "we anticipate that there will be no amounts outstanding under the revolving credit facility." Please revise to clarify your statements and if applicable indicate the amounts to be repaid under the revolving credit facility.

13. Please revise to indicate the amount of accrued and unpaid dividends on the Series C preferred stock that will be redeemed.

14. We note your disclosure of the maturity date of the revolving credit facility, but not the term loan facilities. Please provide the maturity dates of the term loan facilities in this section as well. See Instruction 4 to Item 504 of Regulation S-K.

15. For the sake of clarity, please revise the fourth paragraph on page 31 to more clearly state that your term loan is divided into a "term loan A facility" and a "term loan B facility" before going on to present details about such facilities.

16. We note your statement in the last sentence of this section that "management will have broad discretion in the allocation and use of the net proceeds from this offering." Please confirm your understanding that the right to change the use of proceeds only applies to the extent that the contingencies for changes in the use of proceeds are discussed specifically and the alternatives to such use are indicated in your prospectus. See Instruction 7 to Item 504 of Regulation S-K.

Capitalization, page 33

17. We note your disclosure here and elsewhere in the prospectus about the payment of $1.0 million to specified employees, other than your named executive officers, under a transaction bonus plan. Please provide additional disclosure relating to the beneficiaries of this plan in the prospectus. Furthermore, please attach a copy of that plan as an exhibit to the registration statement.

18. Please revise the table to exclude cash and cash equivalents from your calculation of total capitalization, and add a double-line under the amount for cash and cash equivalents.

B. Allen Weinstein
Body Central Acquisition Corp.
August 2, 2010
Page 4

Selected Consolidated Financial and Operating Data, page 37

19. Please expand your tabular disclosure to include selected operating data for your direct business. We note your direct business represents approximately 17% of net revenues for fiscal year 2009. In addition, you have identified direct sales through your catalog and e-commerce channels as a key measure in determining your business performance at page 42.

Management's Discussion and Analysis
Overview, page 40

20. Please expand your disclosures to more comprehensively describe your test and re-order strategy for merchandise management. Explain how this strategy differs from offering basic fashions through larger, untested inventory purchases, and describe how the test and re-order strategy reduces volatility and fashion risk.

21. Please balance your discussion within the first full paragraph at page 41 to describe the 26 store closings completed over the past two fiscal years and interim period ended April 3, 2010. Explain why these stores were closed (e.g. poor performance, lease terminations, etc.) and why you have closed more stores than you have opened over that time period given the strengths of your store economic model.

22. Please add disclosure clarifying your statement on page 41 that your 'new store operating model assumes a less than one year pay back on our investment'. Clarify if, on average, your new stores are generating in excess of $100,000 in net income in less than one year, inclusive of your respective operating lease commitment. Your calculation at page 41 appears to include only build-out costs and initial inventory in stating that your pay-back is complete.

Results of Operations, page 44

23. We note your disclosure with respect to your growth strategy in the second and third bullet points on page 65, to the extent applicable, please provide a discussion of the affect initiatives related to these growth strategies will have on your future operating results or future financial condition. See Item 303(a)(3)(ii) of Regulation S-K.

24. You discuss the business reasons for changes in various line items of your statement of operations and related sections of your Management's Discussion and Analysis. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item. We direct your attention to specific references to more than one business reason, as well as the frequent use of the term "primarily" throughout your discussion. Refer to Item 303(a)(3) of Regulation S-K.

25. In your discussion of net revenues for the 2008-2007 comparison on page 48 you refer to store sales decreasing by $7.5 million. You also describe a decrease in comparable stores sales of $12.2 million and an unspecified reduction in noncomparable store sales. It would seem that store sales would have decreased by more than $7.5 million given your disclosure with respect to comparable and noncomparable store sales. Please revise or advise.

Contractual Obligations, page 55

26. Please revise your disclosure to state that the table summarizes your contractual obligations as of January 2, 2010, rather than April 3, 2010.

27. Please revise your table to include any purchase obligations, as described within your 'Sourcing' discussion at page 66. Refer to Item 303 (a)(5) of Regulation S-K.

Senior Credit Facility, page 54

28. In the second paragraph of this section we note your reference to excess borrowing capacity under your senior credit facility. Please provide additional disclosure to explain why , if you no amounts were outstanding under your revolving credit facility at such time, your excess capacity was only $11.1 and $11 million, respectively, on a $15.0 million credit facility.

Business, page 62
Our Company, page 62

29. We note the statement in the second paragraph on page 62 that you "aim to generate customer traffic by designing and merchandising [your] stores to bring the excitement and look of chic, premium priced specialty stores." We also note your statement in second full paragraph on page 41 that you have "low store build-out costs." Please provide additional information here and elsewhere as appropriate on how you reconcile these two statements.

Competitive Strengths, page 63

30. You distinguish yourself from your competitors based on certain "competitive strengths" identified on pages 63-64. Please revise here and elsewhere to provide a balanced presentation of your competitive position. In this respect, it is unclear whether and why you believe stores such as Forever 21, Wet Seal, rue21, Charlotte Russe and Aeropostale, which you identify as competitors on page 71 do not offer "fashions typically offered in higher-end specialty stores and boutiques at value prices in an exciting store environment" as well as other qualities listed in this section, such as direct business sales, brand recognition, flexible store format and similar inventory management. We also note the last sentence of the first paragraph under the heading "Merchandising" on page 66

and the first sentence under the heading "Catalog" on page 69.

Growth Strategy, page 65

31. We note your statement relating to your "extensive catalog distribution" in the second bullet point of this section. Please provide additional information on the size of your catalog distribution.

32. We note your statements in the second and third bullet points of this section relating to a "sharp focus on store level execution" and how you intend to "leverage [your] infrastructure . . . and streamline processes." Please provide additional details on the meaning of these statements and what specific actions, if any, will be undertaken to accomplish these goals.

Sourcing, page 66

33. We note your reference to import production in the first full paragraph on page 67. Please provide additional details on your import production. For example, we note you have included a reference to the number of domestic suppliers you have in the last paragraph of page 66 and your statement that you have a "balance of domestic and import production" in the next paragraph.

34. Consider clarifying in the last paragraph of this section that you do not monitor your vendors' compliance with your vendor manual or including a cross-reference to your related risk factor on page 20.

Site Selection and Store Growth, page 68

35. Consider clarifying in the first paragraph of this section that the early termination right with respect to your leases is held by you and not the landlord, as you have explained elsewhere.

Competition, page 71

36. We note your reference on page 71 to the principal bases on which you compete, your primary competitive advantages and the manner in which you differentiate yourself from your competitors. Please revise to address the positive and negative factors pertaining to your competitive position with respect to these factors against the competitors you have identified. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 71

37. Please provide the duration of the intellectual property you describe in this section. See Item 101(c)(1)(iv) of Regulation S-K.

38. Please provide additional disclosure on the material terms of your license agreement with the respect to the Body Shop trademark, including the duration of such license, and the number of stores you currently operate under the Body Shop name.

Seasonality, page 72

39. We note your reference in the first sentence of this section and elsewhere in your prospectus to increased demand during the second quarter. With a view to disclosure, please provide a brief explanation of why demand increases during the second quarter.

Management, page 73

40. With regard to your disclosure of the business experience of your executive officers and directors starting on page 73 and continuing through page 76, please revise as appropriate to provide the principal business of any corporation or other organization described. See Item 401(e)(1) of Regulation S-K.

41. In your description of Mr. Weinstein's business experience, please provide the dates upon which he became Executive Vice President-Chief Merchandising Officer of The Cato Corporation and Executive Vice President, Chief Merchandising Officer of The Cato Division.

42. In your description of Ms. Angelo's business experience starting on page 73, please provide the date upon which she first became your Chief Merchandising Officer.

Board Leadership Structure and Board's Role in Risk Oversight, page 80

43. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 81

44. You refer to Mr. Doolan as "[o]ur independent director" in the first sentence of this section. However, in the first full paragraph on page 77 you refer to several other individuals as having been determined by your board of directors to be independent. Please revise or advise.

Executive Compensation, page 82
Compensation Discussion and Analysis, page 82

45. We note your statement that you do not have any other executive officers other than those listed in the first paragraph on page 82. Please confirm that you have considered the

possibility of having to include an executive officer of a subsidiary, if any, pursuant to Instruction 2 to Item 402(a)(3) of Regulation S-K.

46. On page 85 you have provided information on the various bonus awards paid to your named executive officers in fiscal year 2008 and 2009. Please describe the elements of individual performance that were taken into account when making these determinations. See Item 402(b)(2)(vii) of Regulation S-K. In addition, to the extent specific financial performance of the company was considered in determining bonuses, please discuss.

47. Please explain your rationale for your intended change, as describe in the last paragraph of page 85, from EBITDA as a corporate performance measure to net income.

Employment Agreements, page 90

48. Please provide additional details on the nature of Mr. Hill's part-time arrangement, including information relating to the amount Mr. Hill is expected to work in comparison to your full time executive officers.

Letters of Credit, page 98

49. We note your disclosure with respect to the letters of credit. Please provide additional information with regard to the particular credit facility to which these letters of credit relate under your senior credit facility.

Lease Arrangement, page 99

50. Please include the aggregate amount of all periodic payments or installments due on or after the beginning of your last fiscal year, including any required or optional payments due during or at the conclusion of the lease. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Description of Certain Indebtedness, page 108

51. Considering your stated intention to pay down your debt with the proceeds of your offering, please provide additional information on the various costs associated with prepayment of your loans.

52. Please provide a brief description of the significant affirmative and negative covenants and events of default under your revolving credit facility.

Underwriting, page 111

53. It does not appear that you provide information required by Item 508(e). It is unclear

how you intend to disclose amounts, if any, to be paid by the selling stockholders. Please revise accordingly or advise.

Financial Statements

Index to Consolidated Financial Information, page F-1

54. We note that you expect to effect a stock split immediately prior to the completion of this offering. Please tell us when you intend to retroactively reflect the stock split in your audited consolidated financial statements. In other words, tell us whether the pre-effective amendment upon which you will request acceleration of effectiveness will reflect the split, or whether your auditors will issue a "to be issued" report. This report must include a signed and dated preface to its "to be issued" report stating the reason for the "to be issued" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness

Consolidated Balance Sheets, page F-3

55. In the absence of retained earnings the accretion or increase in carrying value of Series C should be a charge against paid-in-capital, not retained earnings. See Question 1 of SAB Topic 3.C.

Consolidated Statements of Operations, page F-4

56. You disclose at footnote 7 that your Nonconvertible Preferred Stock Series C has accrued dividends at an annual rate of 5% beginning on the date of issuance. Please tell us whether any of your preferred stock participates with holders of common stock in dividends in addition to the cumulative annual dividend accrued with the Series C Preferred Stock. If so, disclose the participation rights and tell us how you applied FASB ASC 260-10-45-60B in applying the two-class method.

Notes to Consolidated Financial Statements, page F-7

57. Please ensure that all U.S. GAAP references reflect the accounting standards listed in the FASB Accounting Standards Codification. For example, on page F-8 you disclose that you follow Accounting for the Impairment or Disposal of Long-Lived Assets, which is the guidance in FASB Statement No. 144. The current accounting standard resides in FASB ASC 360, Property, Plant and Equipment.

Revenue Recognition, page F-7

58. Please expand your revenue policy to disclose how and when you recognize cost of goods sold in relation to the point that products are sold and revenue is recognized.

59. Please expand your discussion of gift certificates to describe how you determine and recognize gift card breakage for unused gift certificates. To the extent it is material, disclose the amount of breakage income for all periods presented. .

Cash and Cash Equivalents, page F-8

60. We observe that Note 5 discloses $6,615 in money market securities at January 3, 2009. This amount exceeds your cash and cash equivalents of $4,002 at the same balance sheet date. Please tell us and disclose where money market securities are classified in your consolidated balance sheets.

Operating Expenses, page F-11

61. We note your Consolidated Statements of Operations parenthetically discloses you include certain freight, occupancy, buying, distribution center and catalog costs within cost of goods sold. Please expand your disclosures to describe both the dollar amounts of these costs excluded from costs of good sold, and the line items in which they are presented. Also, please expand your policy note to include reference to your markdown reserve and inventory shrinkage.

4. Long-Term Debt, page F-15

62. We note that you disclose the status of your financial covenants as of January 3, 2009. Please expand your disclosures to describe the status of your loan covenants as of your latest balance sheet date, January 2, 2010.

9. Income Taxes, page F-20

63. Please disclose the policy elected for the classification of interest and penalties. See FASB ASC 740-10-50-19.

Notes to Unaudited Consolidated Financial Statements, page F-31

64. We note your inventories are stated at the lower of cost or market on a first-in, first-out basis, using the retail inventory method. Given the significance of inventory to your interim financial position, please add disclosure describing how you estimate inventory balances and cost of goods sold from the last physical inventory to the balance sheet date and the amount of any adjustments, to the extent material.

65. Please add footnote disclosure describing your future minimum rental commitments in the aggregate and for each of the five succeeding fiscal years as of the latest balance sheet presented. See ASC 840-20-50-2.

Part II

Exhibits, page II-4

66. We note the statement in the exhibit index regarding the articles of incorporation "to be in effect upon completion of this offering." Advise us when you plan to file the executed articles of incorporation of the registrant.

67. We note that exhibits 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.14, 10.15, 10.17, 10.18, 10.20, 10.21, 10.22 and 10.24 are missing schedules, attachments or exhibits. Please file such exhibits in their entirety with your next amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director